82- SUBMISSIONS FACING SHEET

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OICF/BY: dlw

DATE : 6/6/02

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc
2001/2002 Final Results –
Fifteen Months Ended 31 March 2002

ARIS
3-31-02



Lattice

Contents

Introduction and Financial Highlights

The Lattice Group was formed on 23 October 2000 through its demerger from BG Group. Comparative figures have been prepared on a merger accounting basis, as if the Group had been in existence throughout the whole of 2000.

In order to improve the transparency of Lattice's performance, we have changed our financial year-end from 31 December to 31 March and so are presenting our Report and Accounts, and Review and Summary Financial Statement at 31 March 2002. This will align Transco's reported results with its regulatory year.

The key information covered by this report is the twelve months ended 31 March 2002 with comparative information provided for the twelve months ended 31 March 2001. Highlights are shown on page 2 and the twelve month results are discussed in the Chairman's statement.

Highlights of the fifteen month results (statutory reporting period) are shown below, with further information provided on pages 43 to 51.

As reported in the second interim results, published 7 February 2002, the Group has changed its accounting convention from modified historical cost to historical cost to enhance the comparability of the financial information with that of other utilities.

Comparatives have been restated. Under modified historical cost accounting, earnings (profit for the financial period) excluding exceptional items for the fifteen months ended 31 March 2002 would have been £495m (twelve months ended 31 December 2000 £422m) and net assets would have been £5,113m (31 December 2000 £5,597m).

Financial Reporting Standard (FRS) 19 'Deferred Tax' has been implemented during the fifteen months ended 31 March 2002. This has decreased profit excluding exceptional items for the fifteen months by £4m (increased the twelve months ended 31 December 2000 £19m) and increased net liabilities by £599m (31 December 2000 £670m). Comparatives have been restated.

In response to the opening of the market to competition the asset lives for meters were reviewed during the period. Following this review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased depreciation, reducing operating profit for the fifteen months ended 31 March 2002 by £32m. In addition, profit on sale of fixed assets for the fifteen months ended 31 March 2002 has been reduced by £16m. Previously reported information for the twelve months ended 31 December 2001 has been restated accordingly, depreciation being increased by £25m and profit on sale of fixed assets decreased by £11m.

HISTORICAL COST EXCLUDING EXCEPTIONAL ITEMS

	Fifteen months ended 31 March 2002 £m	Twelve months ended 31 December 2000 £m
Turnover (i)	**4,121**	3,087
Total operating profit excluding exceptional items (i) (ii)	**1,382**	1,178
Profit before taxation and excluding exceptional items (i) (ii)	**901**	734
Earnings excluding exceptional items (i) (ii)	**670**	547
Earnings per ordinary share excluding exceptional items (i) (ii)	**19.3p**	15.8p
Dividend per ordinary share:		
– paid	**3.6p**	3.5p
– proposed (includes 1.8p to reflect additional three months following the change in year end)	**5.4p**	3.5p
Cash inflow from operating activities excluding exceptional items	**2,238**	1,542
Cash inflow before financing and management of liquid resources excluding exceptional items (iii)	**93**	135

i) 2002 includes £30m (£21m net of tax) of excess NTS capacity auction turnover which will be repaid to customers in the financial year ending 31 March 2003.
ii) For further information on exceptional items, see note 2 (statutory reporting periods), page 51.
iii) This has been calculated by taking cash inflow before financing and management of liquid resources of £19m (2000 £99m) and adding back expenditure relating to exceptional items £(74)m (2000 £(36)m).

Financial Highlights

HISTORICAL COST EXCLUDING EXCEPTIONAL ITEMS

TWELVE MONTHS ENDED 31 MARCH	2002 £m	2001 £m
Turnover (i)	**3,153**	3,091
Total operating profit excluding exceptional items (i) (ii)	**923**	1,087
Profit before taxation and excluding exceptional items (i) (ii)	**537**	660
Earnings excluding exceptional items (i) (ii)	**401**	489
Earnings per ordinary share excluding exceptional items (i) (ii)	**11.5p**	14.1p
Cash inflow from operating activities excluding exceptional items	**1,101**	1,583
Cash (outflow)/inflow before financing and management of liquid resources excluding exceptional items (iii)	**(741)**	137

The following information has been provided to cover the three month period from the second interim results (published 7 February 2002) for the twelve months ended 31 December 2000 to the new financial year end of 31 March 2002, as a result of the change in year-end date. These results are discussed in the Chairman's statement on pages 8 to 10.

HISTORICAL COST EXCLUDING EXCEPTIONAL ITEMS

THREE MONTHS ENDED 31 MARCH	2002 £m	2001 £m
Turnover (i)	**828**	968
Total operating profit excluding exceptional items (i) (ii)	**204**	459
Profit before taxation and excluding exceptional items (i) (ii)	**103**	364
Earnings excluding exceptional items (i) (ii)	**78**	269
Earnings per ordinary share excluding exceptional items (i) (ii)	**2.2p**	7.8p

i) Twelve months ended 31 March 2002 includes £30m (£21m net of tax) of excess NTS entry capacity auction turnover which will be repaid to customers in the financial year ending 31 March 2003. Three months ended 31 March 2002 is reduced by £113m (£79m net of tax).

ii) For further information on exceptional items, see note 4, page 21.

iii) This has been calculated by taking cash (outflow)/inflow before financing and management of liquid resources for the twelve months ended 31 March 2002 of £(806)m (twelve months ended 31 March 2001 £96m) and adding back expenditure relating to exceptional items £(65)m (31 March 2001 £(41)m).

iv) As described on page 1, following an asset life review, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased depreciation costs, reducing operating profit. In addition, profit on sale of fixed assets has been reduced for the twelve months ended 31 March 2002 by £26m and £13m respectively and for the three months ended 31 March 2002 by £7m and £5m respectively. Previously reported information for the twelve months ended 31 December 2001 has been restated accordingly, depreciation being increased by £25m and profit on sale of fixed assets decreased by £11m.

Main Developments

In this document, 2001/2 refers to the twelve months ended 31 March 2002, 2000/1 referring to the twelve months ended 31 March 2001.

These results have been prepared on an historical cost basis, adopting FRS 19 'Deferred Tax'. They reflect an increase in the depreciation charge in 2001/2 with respect to reduced meter asset lives.

Although the fifteen months ended 31 March 2002 is the *statutory reporting period, results for the twelve months ended 31 March 2002 are discussed in the Chairman's Statement as it is felt* that this is the most relevant information, following the change in Lattice's accounting period. Results for the three months ended 31 March 2002 are also discussed.

"The progress of Transco's current restructuring and the favourable prospects for the delivery of its new regulatory contract provide a sound basis for Lattice's proposed merger with National Grid. This is a defining step for both companies, offering significant scope to benefit our respective shareholders and the millions of consumers whose energy we deliver."

Sir John Parker, Chairman
Lattice Group plc

MAIN DEVELOPMENTS

- On 22 April, Lattice and National Grid announced a proposed merger to create a leading international energy delivery company. The merger is expected to complete during the autumn of 2002.
- Transco's new 5-year price control became effective on 1 April 2002. Over the previous 5-year period, a regulatory rate of return estimated to be 8.5% was earned, compared with 7% implicit in the formula.
- Good progress is being made on Transco's restructuring to deliver its new regulatory contract. An initial £50m out of the projected £230m restructuring charge has been taken.
- For the twelve months to 31 March 2002, Transco's increased mains replacement expenditure (up £92m) to meet targets set by the HSE, another very mild winter (reducing turnover by £78m) and, on the positive side, £30m of temporary NTS auction turnover contributed to the following results, all excluding exceptional items:
    - Group total operating profit down £164m to £923m.
    - Transco's operating profit down £115m to £944m.
    - Telecoms activities incurred total operating losses of £87m (2000/1 £43m loss).
    - Group pre-tax profit down by £123m to £537m.
    - Earnings per ordinary share down by 2.6p to 11.5p.
- An exceptional charge of £250m has been incurred to write down 186k's tangible fixed assets, as a result of strategic options for the business being reviewed against the background of deteriorating market conditions.
- A payment of £275m has been made to the Lattice Group Pension Scheme, utilising the existing SSAP 24 provision. Although not yet adopted, the accounting standard FRS 17 'Retirement Benefits' would give a pension surplus of £373m for the Scheme at 31 March 2002.
- As already announced, the total dividend for the fifteen months ended 31 March 2002 is 9p per share, the underlying increase over 2000 broadly matching inflation.
- Following the Special Commissioners adjudication on the tax treatment of replacement expenditure, which continues to be tax deductible, the Inland Revenue has decided not to appeal against the ruling.
- In February 2002, the Scottish Crown Office announced its decision to prosecute Transco for the fatal Larkhall incident in 1999.
- Lattice Group was placed joint first out of 206 leading businesses, including 83 FTSE 100 companies, in the Sixth Business in the Environment Index of Corporate Environmental Engagement, published in February.

Chairman's Statement

RESULTS FOR TWELVE MONTHS ENDED 31 MARCH 2002

The information presented below is on an historical cost basis and relates to the twelve months ended 31 March 2002 and 2001 (2000/1), unless otherwise stated.

REVIEW OF GROUP PERFORMANCE

Merger

On 22 April, it was announced that the directors of Lattice and National Grid have unanimously agreed the terms of a recommended merger of equals to form National Grid Transco. Subsequent to this, the Chairman sent a letter about the proposed merger to all shareholders. Shareholder approval for the merger will be sought at an EGM, expected to be held on the same day as the AGM, 15 July 2002. The Merger is expected to complete during the autumn of 2002.

Group Results

The Group's total operating profit excluding exceptional items fell by £164m to £923m. At 31 March 2002, £30m of the additional turnover received by Transco from the National Transmission System entry capacity auctions held in February 2001 (NTS auction) had still to be returned to customers. This will be done during the course of the 2002/3 financial year, as required by Transco's regulatory regime.

Transco's total operating profit excluding exceptional items fell by £115m to £944m. Replacement expenditure increased by £92m, to meet targets set by the Health and Safety Executive (HSE). In addition, Transco faced increased costs in a number of other areas, including pension costs, the Gas Transporter's Licence fee payable to Ofgem, the procurement of gas used to operate the network and higher depreciation. However, the continuing drive for performance efficiencies mitigated the impact of these factors. Turnover rose slightly, the NTS auction turnover and other gains offsetting the effect of warmer weather. Exceptional charges of £100m were incurred in 2001/2 (2000/1 £41m) in respect of restructuring (£50m) and an impairment of Transco's LNG storage assets (£50m), the latter reflecting reduced income for LNG services allowed under its regulatory regime.

The Group's telecoms activities incurred total operating losses excluding exceptional items of £87m (2000/1 £43m loss).

In the light of conditions in the telecoms market, the strategic options for 186k are being reviewed with a view to resolving the future of the business in the course of this financial year. A number of options are being considered, including sale or partial sale, and it is considered appropriate to write down 186k's assets to the best estimate of the current recoverable amount. An exceptional charge of £250m has been booked, to write down 186k's tangible fixed assets to less than £100m. Lattice's share of exceptional costs incurred by SST was £48m, relating to the write-off of SST's investment in Sofrer (£16m), and a write-down of goodwill (£32m), principally arising on acquisition of Aerial Sites plc.

Total operating profit excluding exceptional items from Lattice Enterprises and Other corporate activities rose by £28m to £18m and there was a pension credit of £38m (2000/1 £81m).

The Group continues to account for pensions in accordance with SSAP 24 and has not adopted the new accounting standard FRS 17 'Retirement Benefits' (FRS 17). In March 2002, the Group made a payment into the Lattice Group Pension Scheme of £275m, utilising the existing SSAP 24 provision. At 31 March 2002, the pension surplus under FRS 17 would have been £373m (£261m net of tax), based on £11,688m of assets stated at market value and liabilities discounted at 5.8% of £11,315m. As from 1 April 2002, new employees join the defined contribution section of the Scheme.

Profit on disposals increased by £49m to £73m and there was an exceptional gain on the sale of shares by the employee share plan of £31m (2000/1 £19m).

Net interest fell by £41m to £386m, principally reflecting lower interest rates in 2001/2. To retain advantage of the lower interest rates, around £2bn of floating debt was moved on to fixed rates for 2002, locking in an estimated £30m of benefits relative to Transco's cost of capital allowance.

The effective tax rate excluding exceptional items was 26.1% (2000/1 25.9%). If the deferred tax provision had not been discounted, it would have been 30.9% (2000/1 31.5%).

Earnings decreased by £320m to £176m. Earnings excluding exceptional items fell by £88m to £401m, giving earnings per share of 11.5p, compared with 14.1p in 2000/1.

Group cash flow from operating activities excluding exceptional items fell by £482m to £1,101m. Payments in relation to capital expenditure increased by £369m to £1,242m in 2001/2. Net borrowings rose to £6,058m, compared with £5,187m at 31 March 2001. Within this, the Transco segment had net borrowings of £6,514m, up £542m from 31 March 2001. This gives Transco a debt to regulatory value ratio of 49% (2000/1 47%), based on its estimated regulatory value of £13.3bn.

The value of Lattice Group is substantially underpinned by Transco's £13.3bn regulatory value (net book value of fixed assets £7.5bn). Lattice Group shareholders' funds at 31 March 2002 were negative £901m (31 March 2001 negative £719m), having been reduced by £599m as a result of the implementation of FRS 19 (2000/1 £675m). This includes distributable reserves for Group companies of approximately £4.5bn (2000/1 approximately £4.6bn).

Dividend

As previously announced, the total dividend for the 15 months ended 31 March 2002 is 9p per share (equivalent to 7.2p for the 12 months ending 31 December 2001), compared with 7p for the whole of 2000. Accordingly, no final dividend is proposed by the Board.

Chairman's Statement

REVIEW OF BUSINESS PERFORMANCE

Transco

Results (including First Connect Ltd. and LNG)

	Twelve months ended 31 March 2002	2001
Operating profit, £m	**844**	1,018
– excluding exceptional items	**944**	1,059
Turnover, £m:		
– at actual temperatures	**2,980**	2,975
– at SNT	**3,039**	2,956
Total throughput, TWh:		
– at actual temperatures	**1,094**	1,116
– at SNT	**1,125**	1,112
Operating costs, excluding replacement expenditure, depreciation and exceptional items, £m	**1,297**	1,297
Replacement expenditure, £m	**368**	276
Depreciation, £m	**371**	343
Capital expenditure, £m	**818**	722
Workforce at end of period:		
– employees (headcount)	**14,161**	14,375
– agency staff	**1,957**	2,130
	16,118	16,505

Note: Workforce at 31 March 2002 no longer includes First Connect Ltd. (see below).

Total operating profit fell by £174m to £844m, including £30m of additional NTS auction turnover and £100m of exceptional operating charges relating to the previously announced impairment of Transco's LNG storage assets (£50m) and restructuring costs (£50m - see below). Excluding exceptional items, total operating profit fell by £115m to £944m.

Turnover, including additional NTS auction turnover, rose by £5m to £2,980m. This additional turnover, along with gains from higher domestic market volumes (£13m) and a number of other short-term timing differences totalling £40m, primarily the rephasing of metering income with the disaggregation of metering charges in 2000, offset the impact of warmer weather (£78m). Actual turnover was £59m lower than it would have been at seasonal normal temperatures (SNT – see Note below).

The actual volume of gas transported was 1,094TWh, 2% lower than in 2000/1. Total volume at SNT would have been 1,125TWh, 1% higher than in 2000/1. Increases at SNT occurred in the domestic market sector (4TWh), which generates the highest marginal revenue, and in the large user sector (11TWh), partly offset by reductions in the business sector (3TWh).

Operating costs, other than replacement expenditure, depreciation and exceptional items, were unchanged. However, excluding the £50m one-off charge for potential liabilities arising under the Network Code and other shipper issues incurred in 2000/01, they were £50m higher than 2000/1. This was primarily due to increases in SSAP 24 pension costs following the March 2001 actuarial valuation (£45m), Transco's Gas Transporter's Licence fee (£18m – this is determined by Ofgem and is recoverable through the transportation price formula) and the cost of gas used in operating the system (£14m), partly offset by other cost reductions (£27m).

Replacement expenditure rose by £92m to £368m, due to the accelerated programme to replace certain ductile iron mains that commenced in the middle of 2000. The programme remains ahead of the phased target for completing the work set by the HSE.

Depreciation increased by £28m to £371m. This primarily reflects the shortening of the maximum depreciation period for meters from 20 years to 15 years with effect from 1 January 2001. This follows a review of the developing competitive metering market (see below) and reflects a reduction in the anticipated useful economic life of a meter.

Capital expenditure of £818m was £96m higher than in 2000/1, principally due to increased investment in the high pressure transmission system.

Chairman's Statement

REVIEW OF BUSINESS PERFORMANCE (Continued)

Transco (Continued)

The number of Transco employees (headcount basis) at the end of March 2002 was 14,161, down 214 in the year. This reduction was primarily due to the transfer of First Connect Ltd. and its 854 employees to Lattice Enterprises, offset by recruitment of operational staff to ensure compliance with working time regulations and to redress the balance of the age-profile of the workforce. Agency staff levels fell by 173 to 1,957, reflecting the transfer of First Connect Ltd.

Note: *Transco has revised the way it estimates SNT to take account of the recent warming experienced in the UK. Transco now uses a 35-year trend, rather than a 10-year average, of temperatures. Estimates of throughput and turnover for 2000/1 at SNT have been recalculated to the new basis.*

Regulatory and Public Policy Developments

- On 12 April, Ofgem published its consultation document detailing the proposed amendments to Transco's Gas Transporter's Licence, designed to implement the price control and system operator final proposals. Responses have to be submitted by 24 May. However, in the interim, modifications to Transco's Network Code were agreed to allow Ofgem's Final Proposals to come into effect on 1 April 2002.

  The Final Proposals left Transco's £13.3bn regulatory value intact, of which more than £1.4bn relates to meters (net book value £1.1bn). Transco has been given a real pre-tax rate of return of 6.25% for the transportation business and 7% capped for the metering business, which is being opened to competition.

- Over the 5-year regulatory period just ended, Transco delivered 8% more gas than had been projected, met or exceeded all the outputs of the capital and replacement programme and improved service standards. Its overall regulatory operating costs were 7% below the regulatory target, the net result being that an estimated 8.5% regulatory rate of return was earned, compared with 7% implicit in the formula.

Operational and Organisational Developments

- Transco continues to make good progress in the implementation of its restructuring programme:-

  To date, the senior manager structure has been implemented and appointments to the new middle management organisation should be largely completed by the end of June. This has resulted in around 20 (35%) fewer senior management jobs and will result in around 200 (20%) fewer middle managers.

  Detailed discussions with the trade unions on the new staff structures, where the bulk of job reductions will occur, are now underway, this also including the consolidation of IS activities.

  The £50m restructuring charge discussed above primarily reflects the redundancy and pension costs associated with these management reductions, and the geographical consolidation of IS activities, consistent with the overall £230m 2-year restructuring charge announced in February.

  Health and safety legislation, enforced by the HSE, subjects all gas transporters (including Transco) to a "Safety Case" regime. Transco's Safety Case covers the primary activities related to the network, including the management of gas flow in the network, gas supply emergencies and responding to reported gas escapes. It details Transco's organisational arrangements in these areas and requires the HSE's acceptance.

  As a result of the restructuring, Transco has reviewed its previously accepted Safety Case in the light of the proposed new middle management structures and has submitted this updated Safety Case to the HSE for assessment.

- As a result of a fatal accident in Larkhall in December 1999 in which four people died, the Scottish Crown Office on 28 February announced its intention to prosecute Transco for culpable homicide, with a breach of the Health & Safety at Work Act as the alternative. A trial date is awaited.

- Transco announced that as a result of rebalancing NTS charges from 1 July 2002, average levels of transportation charges will increase by 0.5%.

Chairman's Statement

Chairman's Statement

REVIEW OF BUSINESS PERFORMANCE (Continued)

Telecoms

Results

	Twelve months ended 31 March	
	2002	2001
	£m	£m
Operating losses excluding exceptional items	**(70)**	(34)
Share of losses in joint venture excluding exceptional items	**(17)**	(9)
Total operating losses excluding exceptional items	**(87)**	(43)
Earnings, excluding exceptional items and share of operating losses in JV, before interest, tax, depreciation and amortisation (EBITDA)	**(52)**	(34)
Exceptional charge to write-down tangible fixed assets	**(250)**	-
Share of exceptional losses in joint venture	**(48)**	-
186k capital expenditure	**251**	97
186k total cash outflow excluding financing and management of liquid resources	**(249)**	(101)

Total operating losses excluding exceptional items from Lattice's telecoms activities were £87m (2000/1 £43m loss). Of this loss, £56m was in respect of 186k. It also includes the Group's share of operating losses in SST while it was a joint venture (£17m). The remainder (£14m) relates to SST, covering the last five months of the period during which it was wholly owned by Lattice.

EBITDA was negative £52m (2000/1 negative £34m), negative £7m of which relates to SST as a wholly owned subsidiary.

An exceptional charge of £250m to write-down the book value of 186k's tangible fixed assets was incurred. SST incurred exceptional losses while it was a joint venture, of which Lattice's share was £48m. This related to a write-down of SST's investment in Sofrer (£16m) and goodwill, principally arising on the acquisition of Aerial Sites plc (£32m).

Business Developments

- 186k incurred capital expenditure of £24m in the first three months of 2002. This brings total expenditure on the network to date to £348m.
- The strategic options for 186k are being reviewed with a view to resolving the future of the business in the course of this financial year.

Other activities

Results

Operating profit excluding exceptional items for Lattice Enterprises rose by £10m to £10m, principally reflecting increased profit from Advantica. An exceptional charge of £15m was incurred, relating to redundancy costs at Advantica. As previously announced, this arose from the reduced technology support work programme undertaken for Transco as a result of the new price control formula. Operating profit excluding exceptional items from Other corporate activities increased by £18m to £8m, reflecting a provision booked in 2000 for employer liabilities and uninsured losses.

Disposal proceeds from property sales were unchanged at £101m. Profits on disposal of property were £82m compared to £69m in 2000/1. £38m of the provision for environmental costs was utilised (2000/1 £32m), £16m of the property restructuring costs provision being used (2000/1 £10m).

Chairman's Statement

RESULTS FOR THREE MONTHS ENDED 31 MARCH 2002

The information presented below is on an historical cost basis and relates to the three months ended 31 March 2002 and 2001, unless otherwise stated.

REVIEW OF GROUP PERFORMANCE

Group Results

The impact on Transco of the repayment of NTS auction turnover (£113m), very warm weather (£63m) and higher replacement expenditure (£33m) contributed to the following results, all excluding exceptional items:

- Group total operating profit down £255m to £204m.
- Transco's operating profit down £223m to £231m.
- Group pre-tax profit down by £261m to £103m.
- Earnings per ordinary share down by 5.6p to 2.2p.

Excluding the NTS auction turnover repayment and exceptional items, total operating profit fell by £142m to £317m.

On the same basis, Transco's *total operating profit fell by £110m to £344m.* The reduction primarily resulted from a fall in turnover due to warmer weather and increased costs relating to the Gas Transporter's Licence fee payable to Ofgem, pension charges and replacement expenditure. An exceptional charge of £50m was incurred in respect of the restructuring programme.

The Group's telecoms activities incurred total operating losses excluding exceptional charges of £29m (2001 £17m loss). An exceptional charge of £250m to write-down the book value of 186k's tangible fixed assets was incurred.

The total operating loss excluding exceptional items for Lattice Enterprises was £12m (2001 operating profit £1m) and an exceptional charge of £15m was incurred in respect of redundancy costs at Advantica. Operating profit excluding exceptional items from Other corporate activities fell by £1m to £2m and there was a pension credit of £8m (2001 £18m).

Net interest was £101m (2001 £95m).

Earnings decreased by £445m to negative £157m. Earnings excluding exceptional items and the repayment of the additional NTS auction turnover fell by £112m to £157m, giving earnings per share of 4.5p, compared with 7.8p in 2001.

REVIEW OF BUSINESS PERFORMANCE

Transco

Results (including First Connect Ltd. and LNG)

	Three months ended 31 March 2002	2001
Operating profit, £m	**181**	454
– excluding exceptional items	**231**	454
– excluding exceptional items and repayment of additional NTS auction turnover	**344**	454
Turnover, excluding repayment of additional NTS auction turnover, £m:		
– at actual temperatures	**900**	942
– at SNT	**948**	927
Total throughput, TWh:		
– at actual temperatures	**336**	362
– at SNT	**361**	359
Operating costs, excluding replacement expenditure, depreciation and exceptional items, £m	**361**	331
Replacement expenditure, £m	**97**	64
Depreciation, £m	**98**	93
Capital expenditure, £m	**146**	147
Workforce at end of period:		
– employees (headcount)	**14,161**	14,375
– agency staff	**1,957**	2,130
	16,118	16,505

Note: Workforce at 31 March 2002 no longer includes First Connect Ltd.

Chairman's Statement

RESULTS FOR 3 MONTHS ENDED 31 MARCH 2002 (Continued)

REVIEW OF BUSINESS PERFORMANCE (Continued)

Transco (Continued)

Total operating profit fell by £273m to £181m, including repayment of £113m of additional NTS auction turnover received in 2001 and £50m of exceptional restructuring costs. Excluding this turnover and exceptional restructuring costs, operating profit fell by £110m to £344m.

Turnover, excluding repayment of additional NTS auction turnover, fell by £42m to £900m. Losses from warmer weather (£63m) were partly offset by short-term timing differences, principally the rephasing of metering income following the disaggregation of non-domestic meter charges from April 2001. Actual turnover was £48m lower than it would have been at SNT.

The actual volume of gas transported was 336TWh, 7% lower than in 2001. Total volume at SNT would have been 361TWh, 1% higher than in 2001. The increase at SNT occurred in the business sector.

Operating costs, other than replacement expenditure, depreciation and exceptional items, were £30m higher than 2001. This was primarily due to a £22m increase in Transco's Gas Transporter's Licence fee, which is recoverable through the transportation price formula, combined with increased SSAP 24 pension costs following the March 2001 actuarial valuation (£8m).

Replacement expenditure rose by £33m to £97m, due to the accelerated programme to replace certain ductile iron mains that commenced in the middle of 2000.

Depreciation increased by £5m to £98m.

The number of Transco employees (headcount basis) at the end of March 2002 was 14,161, down 500 in the quarter. This reduction was due to the transfer of First Connect Ltd. and its 854 employees to Lattice Enterprises, offset by the recruitment of operational staff to ensure compliance with working time regulations and to redress the balance of the age-profile of the workforce. Agency staff levels fell by 433 in the quarter to 1,957, due to the transfer of First Connect Ltd.

£50m of restructuring costs were incurred, primarily comprising redundancy and pension costs associated with the reduction in senior and middle management and the geographical consolidation of IS activities.

Telecoms

Results

	Three months ended 31 March 2002 £m	2001 £m
Operating losses excluding exceptional items	**(29)**	(12)
Share of losses in joint venture excluding exceptional items	**-**	(5)
Total operating losses excluding exceptional items	**(29)**	(17)
Earnings, excluding exceptional items and share of operating losses in JV, before interest, tax, depreciation and amortisation (EBITDA)	**(16)**	(12)
Exceptional charge to write-down tangible fixed assets	**(250)**	-
186k capital expenditure	**24**	70
186k total cash outflow excluding financing and management of liquid resources	**(41)**	(73)

Total operating losses excluding exceptional items from Lattice's telecoms activities were £29m (2001 £17m loss). Of this loss, £19m was in respect of 186k, the remainder (£10m) relating to SST, now a wholly owned subsidiary.

EBITDA was negative £16m (2000 negative £12m), negative £5m of which relates to SST.

An exceptional charge of £250m to write-down the book value of 186k's tangible fixed assets was incurred.

Chairman's Statement

RESULTS FOR 3 MONTHS ENDED 31 MARCH 2002 (Continued)

REVIEW OF BUSINESS PERFORMANCE (Continued)

Other activities

Results

The operating loss excluding exceptional items for Lattice Enterprises was £12m (2001 operating profit £1m), reflecting operating losses at Advantica and TLG Group. Advantica was affected by the reduced technology support programme undertaken for Transco that followed from the new price control formula. An exceptional charge of £15m was incurred, relating to the associated redundancy costs. Operating profit excluding exceptional items from Other corporate activities fell by £1m to £2m.

Disposal proceeds from property sales were £10m compared to £8m in 2001. Profits on disposal of property were £8 million compared to £3m in 2001. £5m of the provision for environmental costs was utilised (2001 £6m), £8m of the property restructuring costs provision being used (2001 £2m).

OUTLOOK

Much has been accomplished in the eighteen months since the Lattice Group was formed. The most important development was the settlement of Transco's new regulatory contract and, more recently, the commencement of the restructuring needed to deliver it successfully.

Good progress is being made on the restructuring. To date, the senior management structure has been implemented and appointments to the new middle management organisation should be largely completed by the end of June. Detailed discussions with the trade unions on the new staff structures, where the bulk of job reductions will occur, are now underway. Completing the restructuring in conjunction with the drive to improve safety and service standards will remain our highest priority. We are confident that, given the good restructuring progress made to date, Transco will achieve its objective of outperforming its new regulatory contract.

The proposed merger with National Grid will form a leading international energy delivery company combining two groups, each of which has a proven track record of operating complex energy networks safely and reliably within incentive based regulatory environments.

The new company will utilise the complementary skills of the two groups to maximise shareholder value from its existing UK and US assets through enhanced operating performance and the sharing of best practice. In the UK, the Merger will provide an opportunity to improve the operation of gas and electricity transmission further, and will allow better overall network planning, which is important in light of the increasing interdependence of these systems. Financial benefits will arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the UK regulated gas and electricity businesses. Further savings are expected to be achievable from the progressive combination of the operations of the two UK transmission businesses.

The Merger will offer an enhanced operational and financial platform for future growth in the liberalising energy markets. The increased size and financial capacity of the Merged Group combined with expertise in managing both gas and electricity networks should enable it to continue to exploit growth opportunities in the US and those which, over time, are expected to emerge in Europe as the market is liberalised and structural reforms are implemented.

Lattice, via SST, and National Grid, via Gridcom, utilise their existing infrastructure to provide solutions to the wireless communications industry. Combined, the enlarged business will be the third largest independent communication towers provider in the UK. Together, the businesses will provide broader coverage to mobile operators and be well positioned to exploit growth opportunities.

Sir John Parker, Chairman
14 May 2002

Twelve months ended 31 March

CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT

	Notes	Excluding exceptional items £m	Exceptional items (i) £m	2002 £m	Excluding exceptional items £m	Exceptional items (i) £m	2001 £m
Turnover (excluding share of JV)							
– continuing operations		**3,129**	**-**	**3,129**	3,091	-	3,091
– acquisitions	2	**24**	**-**	**24**	-	-	-
	3	**3,153**	**-**	**3,153**	3,091	-	3,091
Operating costs							
– continuing operations		**(2,175)**	**(365)**	**(2,540)**	(1,995)	(43)	(2,038)
– acquisitions		**(38)**	**-**	**(38)**	-	-	-
Group operating profit/(loss)							
– continuing operations		**954**	**(365)**	**589**	1,096	(43)	1,053
– acquisitions	2	**(14)**	**-**	**(14)**	-	-	-
		940	**(365)**	**575**	1,096	(43)	1,053
Share of operating losses in JV		**(17)**	**(48)**	**(65)**	(9)	-	(9)
Total operating profit/(loss)							
– continuing operations		**937**	**(413)**	**524**	1,087	(43)	1,044
– acquisitions	2	**(14)**	**-**	**(14)**	-	-	-
Total operating profit	3	**923**	**(413)**	**510**	1,087	(43)	1,044
Gain on sale of shares by employee share plan		**-**	**31**	**31**	-	19	19
Profit on disposal of other fixed assets		**-**	**73**	**73**	-	24	24
Profit on ordinary activities	3	**923**	**(309)**	**614**	1,087	-	1,087
Net interest	5	**(386)**	**-**	**(386)**	(427)	-	(427)
Profit on ordinary activities before taxation		**537**	**(309)**	**228**	660	-	660
Tax on profit on ordinary activities	6	**(140)**	**84**	**(56)**	(171)	7	(164)
Profit on ordinary activities after taxation		**397**	**(225)**	**172**	489	7	496
Loss on ordinary activities attributable to minority interests		**4**	**-**	**4**	-	-	-
Profit for the financial period		**401**	**(225)**	**176**	489	7	496
Earnings per ordinary share (ii)	7	**11.5p**	**(6.4)p**	**5.1p**	14.1p	0.2p	14.3p

i) For further information on exceptional items see note 4, page 21.

ii) Earnings per ordinary share on a diluted basis are calculated in note 7, pages 22-23.

Twelve months ended 31 March

Twelve months ended 31 March

CONSOLIDATED STATEMENT OF TOTAL HISTORICAL COST RECOGNISED GAINS AND LOSSES

	Twelve months ended 31 March 2002 £m	Twelve months ended 31 March 2001 £m
Profit for the financial period	**176**	496
Reduction in revaluation reserve on reclassification of investment properties	**(50)**	-
Unrealised gain on transfer of assets to a joint venture	**11**	19
Taxation	**(4)**	-
Total recognised gains and losses for the financial period	**133**	515

NOTE OF HISTORICAL COST PROFITS AND LOSSES

	Twelve months ended 31 March 2002 £m	Twelve months ended 31 March 2001 £m
Reported profit on ordinary activities before taxation	**228**	660
Realisation of investment property revaluation gains of previous periods	**-**	7
Historical cost profit on ordinary activities before taxation	**228**	667
Historical cost (loss)/profit for the period retained after taxation, minority interest and dividends	**(139)**	257

Twelve months ended 31 March

SUMMARY CONSOLIDATED HISTORICAL COST BALANCE SHEET

	Notes	As at 31 March 2002 £m	As at 31 March 2001 £m
Fixed assets			
Intangible assets:			
Goodwill and other		**31**	-
Negative goodwill		**(37)**	-
Net goodwill and other		**(6)**	-
Tangible assets		**7,998**	7,579
Investments in joint ventures		**4**	57
Other investments		**9**	10
		8,005	7,646
Current assets			
Stocks		**68**	54
Debtors: amounts falling due within one year		**378**	409
Debtors: amounts falling due after more than one year		**4**	9
Investments		**234**	245
Cash at bank and in hand		**18**	3
		702	720
Creditors: amounts falling due within one year		**(1,926)**	(1,817)
Net current liabilities		**(1,224)**	(1,097)
Total assets less current liabilities		**6,781**	6,549
Creditors: amounts falling due after more than one year		**(6,663)**	(5,956)
Provisions for liabilities and charges		**(1,023)**	(1,312)
	3	**(905)**	(719)
Capital and reserves			
Called up equity share capital		**353**	353
Other reserves		**(5,719)**	(5,726)
Revaluation reserve		**-**	50
Profit and loss account		**4,468**	4,615
Joint ventures and associated undertakings		**(3)**	(11)
Lattice Group shareholders' deficit		**(901)**	(719)
Minority interests		**(4)**	-
Total shareholders' deficit		**(905)**	(719)

Twelve months ended 31 March

Twelve months ended 31 March

MOVEMENT IN CONSOLIDATED HISTORICAL COST LATTICE GROUP SHAREHOLDERS' (DEFICIT)/FUNDS

	Twelve months ended 31 March 2002 £m	Twelve months ended 31 March 2001 £m
Profit for the financial period	**176**	496
Dividends (i)	**(315)**	(246)
Other recognised gains and losses for the financial period	**(43)**	19
Contribution to sharesave trust	**-**	45
Funding movements with BG Group	**-**	20
Net movement in Lattice Group shareholders' (deficit)/funds for the financial period	**(182)**	334
Lattice Group shareholders' deficit as at the beginning of the period	**(719)**	(1,053)
Lattice Group shareholders' deficit as at the end of the period	**(901)**	(719)

i) Dividends reported for the twelve months to 31 March 2002, cover the fifteen month period ended 31 March 2002, including £63m for the additional three months following the change in year-end.

Twelve months ended 31 March

Twelve months ended 31 March

CONSOLIDATED CASH FLOW STATEMENT

	Twelve months ended 31 March 2002 £m	Twelve months ended 31 March 2001 £m
Historical cost Group operating profit	**575**	1,053
Exceptional operating items (note 4, page 21)	**365**	-
Historical cost depreciation	**431**	389
Amortisation	**8**	-
Provisions for liabilities and charges	**(238)**	(72)
(Increase)/decrease in working capital	**(40)**	213
Net cash inflow from operating activities excluding exceptional items	**1,101**	1,583
Expenditure relating to exceptional items	**(65)**	(41)
Net cash inflow from operating activities (i)	**1,036**	1,542
Net cash outflow from returns on investments and servicing of finance (i)	**(347)**	(384)
Net cash outflow from taxation (i)	**(205)**	(213)
Payment to acquire intangible fixed assets	**(7)**	-
Payments to acquire tangible fixed assets	**(1,235)**	(873)
Receipts from disposal of tangible fixed assets	**163**	125
Net investment in finance leases	**8**	4
Proceeds from sale of shares by employee share plan	**50**	28
Purchase of fixed asset investments	**-**	(5)
Proceeds from disposal of fixed asset investments	**2**	-
Net cash outflow from capital expenditure and financial investment (i)	**(1,019)**	(721)
Purchases of subsidiary undertakings	**(25)**	(5)
Cash balances acquired with subsidiary undertakings	**9**	-
Purchase of associated undertakings	**(6)**	-
Net cash outflow from acquisitions and disposals (i)	**(22)**	(5)
Equity dividends paid (ii)	**(249)**	(123)
Net cash (outflow)/inflow before financing and the management of liquid resources	**(806)**	96
Net cash inflow/(outflow) from the management of liquid resources	**11**	(79)
Net cash (outflow)/inflow before financing activities	**(795)**	17
Funding movements with BG Group (iii)	**-**	260
Net increase/(decrease) in borrowings	**770**	(279)
Repayment of finance leases	**(7)**	(10)
Net cash inflow/(outflow) from financing activities (i)	**763**	(29)
Net decrease in cash in the period (i)	**(32)**	(12)
Opening cash balance	**3**	15
Closing cash balance (iv)	**(29)**	3

i) Subsidiary undertakings acquired in the twelve months ended 31 March 2002 (see note 2, page 18) contributed to Group cash flow as follows:
Net operating cash inflow £13m; net returns on investments and servicing of income £(2)m; taxation £nil; capital expenditure £(26)m; disposals £10m; financing £16m; net cash increase £11m.

ii) Equity dividends in 2001 represent the Lattice Group contribution to the BG Group plc 2000 interim dividend.

iii) Represents movement in intercompany balances with BG Group companies.

iv) Closing cash comprises cash at bank and in hand of £18m (2001 £3m) offset by bank overdrafts of £47m (2001 £nil).

Twelve months ended 31 March

RECONCILIATION OF NET BORROWINGS

	Twelve months ended 31 March 2002 £m	Twelve months ended 31 March 2001 £m
Net borrowings at beginning of period	**(5,187)**	(5,504)
Net decrease in cash in the period	**(32)**	(12)
Cash (inflow)/outflow from the management of liquid resources	**(11)**	79
Cash outflow from short-term borrowings	**307**	650
Cash inflow from long-term borrowings	**(1,077)**	(371)
Net (increase)/decrease in borrowings	**(770)**	279
Repayment of finance leases	**7**	10
Acquisition of subsidiary undertakings	**(56)**	-
Debt issue expenses	**(1)**	(5)
Accretion of interest	**(8)**	(34)
Net borrowings at end of period (i)	**(6,058)**	(5,187)

i) Net borrowings comprise:

	As at 31 March 2002 £m	As at 31 March 2001 £m
Cash at bank and in hand	**18**	3
Current asset investments	**234**	245
Short-term borrowings	**(598)**	(361)
Long-term borrowings	**(5,712)**	(5,074)
Net borrowings	**(6,058)**	(5,187)

GROUP ANALYSIS OF NET BORROWINGS

	As at 31 March 2002 £m	As at 31 March 2001 £m
Transco plc (ring-fenced)	**(5,177)**	(4,533)
Transco Holdings plc	**(1,337)**	(1,439)
Total Transco	**(6,514)**	(5,972)
Telecoms	**98**	54
Lattice Enterprises	**(1)**	(12)
Other corporate activities and group items	**359**	743
Net borrowings	**(6,058)**	(5,187)

Liquidity and Capital Resources

As at 31 March 2002, the Group historical cost gearing ratio (net borrowings as a percentage of debt plus equity) was 117%.

If Transco's transportation fixed assets were stated at regulatory value, the net assets of the Transco segment (which includes Transco Holdings plc) would be £5,442m and its gearing ratio would be 54%.

Capital expenditure during twelve months ended 31 March 2002 amounted to £1,248m.

The Group's financing facilities attach specifically to either Transco plc or Lattice Group Holdings Ltd.

TRANSCO PLC
Transco had unused uncommitted multi-currency borrowing facilities of £1.413bn as at 31 March 2002. It also had undrawn committed facilities of £0.623bn 364 day and £0.778bn long-term.

Transco has a US$1.25bn Euro Commercial Paper Programme of which US$1.2bn was unutilised and a US$2.5bn US Dollar Commercial Paper Programme of which US$2.5bn was unutilised. A US$0.5bn Extendible Commercial Note Programme also exists which was unutilised. There is also a Euro Medium Term Note Programme of EUR6.0bn of which EUR0.6bn was unissued at 31 March 2002.

LATTICE GROUP HOLDINGS LTD
Lattice Group Holdings Ltd had unused uncommitted borrowing facilities of £20m at 31 March 2002. In addition, it had a 364 day undrawn committed facility of £240m.

Notes

1. BASIS OF PREPARATION

The financial information contained in this report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Lattice Group plc was formed on 23 October 2000, when BG Group demerged certain businesses. Comparative figures have been prepared on a merger accounting basis, as if the Group had been in existence throughout the whole of 2000.

These unaudited results for Lattice Group plc have been prepared under historical cost principles as modified by the revaluation of any investment properties.

In accordance with FRS 18 'Accounting Policies' and following the Price Control Review, the Directors have reviewed the accounting principles of the Group and decided that the Group should change its accounting convention from modified historical cost to historical cost. Prior period comparative information has also been prepared on an historical cost basis. Under the modified historical cost accounting convention the assets are held on the balance sheet at the lower of replacement cost or value in use. The historical cost convention holds the assets on the balance sheet at the original cost. Adoption of the historical cost convention is considered to aid understandability and comparability of the financial information with that of other utilities. If the accounts had been prepared on a modified historical cost basis the loss for the twelve months ended 31 March 2002 would have been £13m (2001 profit of £374m) and the modified historical cost net assets would have been £5,113m (2001 £5,910m).

FRS 19 'Deferred Tax' has been implemented on a discounted basis during the period ended 31 March 2002. The comparative figures have also been prepared in accordance with FRS 19. The implementation of FRS 19 has increased the profit for the twelve months ended 31 March 2002 by £76m (2001 £14m) and increased net liabilities by £599m (31 March 2001 £675m).

FRS 17 'Retirement Benefits' has not been adopted. Implementation is required by the year to 31 March 2004.

Following a review of the asset lives for meters, the maximum depreciation period for meters was reduced from 20 years to 15 years. This has increased depreciation, reducing operating profit for the twelve months ended 31 March 2002 by £26m. In addition, profit on sale of fixed assets has been reduced by £13m

2. ACQUISITIONS

On 17 May 2001, Lattice acquired the entire share capital of Stoner Associates Inc for a consideration of £18m, resulting in goodwill of £12m.

On 31 October 2001, Lattice increased its shareholding in SST from 50% to 100%. The remaining 50% was acquired for a consideration of £7m, resulting in negative goodwill of £37m.

The piecemeal approach to calculating goodwill has been adopted in accordance with FRS 2 'Accounting for Subsidiary Undertakings'. In order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising at commencement of the joint venture arrangement and upon SST becoming a subsidiary. Purchased goodwill is the difference at the date of each purchase between the fair value of the consideration less the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that SST became a subsidiary. Adopting the statutory method would not give a true and fair view because it would result in the Group's share of retained reserves, during the time SST was a joint venture, being recharacterised as goodwill. The effect of this departure is to decrease retained profits, and purchased goodwill, arising on acquisition by £86m.

The Group's operating profit for the twelve months ended 31 March 2002 includes £nil and £(14)m attributable to Stoner and SST respectively.

Notes

3. SEGMENTAL ANALYSIS

FOR THE TWELVE MONTHS ENDED 31 MARCH

	Turnover		Historical cost profit/(loss) on ordinary activities	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Transco	**2,980**	2,975	**853**	1,004
Telecoms	**22**	-	**(385)**	(43)
Lattice Enterprises	**238**	206	**77**	64
Other corporate activities (i)	**12**	8	**39**	8
Pension credit	**-**	-	**38**	81
Less: intra-group items	**(99)**	(98)	**(8)**	(27)
	3,153	3,091	**614**	1,087

i) Profit on ordinary activities in 2002 includes an exceptional gain on sale of shares by an employee share plan of £31m (2001 £19m).

The share of turnover in the JV for the twelve months ended 31 March 2002 was £8m (2001 £8m).

FOR THE TWELVE MONTHS ENDED 31 MARCH

	Total operating profit/(loss)					
	Excluding exceptional items 2002 £m	**Exceptional items (i) 2002 £m**	**Total operating profit/(loss) 2002 £m**	Excluding exceptional items 2001 £m	Exceptional items (i) 2001 £m	Total operating profit/(loss) 2001 £m
Historical cost						
– Transco	**944**	**(100)**	**844**	1,059	(41)	1,018
– Telecoms	**(87)**	**(298)**	**(385)**	(43)	-	(43)
– Lattice Enterprises	**10**	**(15)**	**(5)**	-	-	-
– Other corporate activities	**8**	**-**	**8**	(10)	(2)	(12)
– Pension credit	**38**	**-**	**38**	81	-	81
– Intra-group items	**10**	**-**	**10**	-	-	-
	923	**(413)**	**510**	1,087	(43)	1,044

i) See note 4, page 21.

Notes

3. SEGMENTAL ANALYSIS (Continued)

FOR THE TWELVE MONTHS ENDED 31 MARCH

	Earnings before interest, tax, depreciation and amortisation (i) 2002 £m	2001 £m
Transco	1,315	1,402
Telecoms	(52)	(34)
Lattice Enterprises	59	38
Other corporate activities	9	(2)
Pension credit	38	81
Intra-group items	10	-
	1,379	1,485

i) Excludes exceptional items and share of operating losses in JV.

Segmental net (liabilities)/assets figures below include intercompany balances between segments.

	Net (liabilities)/assets As at 31 March 2002 £m	As at 31 March 2001 £m
Transco	5,964	5,499
Net borrowings, net interest, tax and dividends	(7,219)	(6,816)
	(1,255)	(1,317)
Telecoms	(101)	350
Net borrowings, net interest, tax and dividends	147	-
	46	350
Lattice Enterprises	328	313
Net borrowings, net interest, tax and dividends	(4)	(36)
	324	277
Other corporate activities	(175)	(519)
Net borrowings, net interest, tax and dividends	180	766
	5	247
Pension provision	(25)	(276)
Net liabilities	(905)	(719)

Notes

4. EXCEPTIONAL ITEMS

FOR THE TWELVE MONTHS ENDED 31 MARCH

	2002 £m	2001 £m
Exceptional operating items:		
Restructuring costs (i)	**(65)**	-
Impairment of fixed assets (ii)	**(300)**	-
Share of exceptional operating items in joint venture (iii)	**(48)**	-
Demerger costs (iv)	**-**	(43)
	(413)	(43)
Exceptional non-operating items:		
Gain on sale of shares by an employee share plan (v)	**31**	19
Profit on disposal of fixed assets	**73**	24
	104	43

i) Primarily represents redundancy costs in Transco (£50m) and in Advantica (£15m).
ii) During the twelve months ended 31 March 2002 a review of the carrying value of LNG storage assets and the 186k network resulted in an impairment loss of £50m and £250m respectively (twelve months ended 31 March 2001 £nil).
iii) Represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (£16m) and the write-down of goodwill arising on prior year acquisitions, principally Aerial Group Ltd, by SST (£32m).
iv) These charges arose as a direct result of the demerger of Lattice Group from BG Group in October 2000. No such costs arose during the twelve months ended 31 March 2002.
v) Represents the sale of shares by an employee share plan, being cash received of £50m less net book value of £19m in the twelve months ended 31 March 2002 and of £28m less net book value of £9m in the twelve months ended 31 March 2001.

5. NET INTEREST

FOR THE TWELVE MONTHS ENDED 31 MARCH

	2002 £m	2001 £m
Net interest payable on net debt	**(360)**	(398)
Interest payable on transportation prepayment	**(20)**	(12)
Finance lease (expense)/income	**(1)**	1
	(381)	(409)
Add: unwinding of discount on environmental cost provision	**(17)**	(19)
Less: capitalised interest	**13**	-
Net interest (payable)/receivable:		
Group	**(385)**	(428)
Joint venture	**(1)**	1
Total net interest	**(386)**	(427)

Notes

6. TAXATION

The Group taxation charge for the twelve months ended 31 March 2002 was £56m (2001 £164m).

As a result of the implementation of FRS 19 'Deferred Tax' the tax charge has been decreased for the twelve months ended 31 March 2002 by £76m (2001 £14m).

The following table reconciles the UK corporation tax rate and the historical cost effective tax rate before exceptional items, computed by taking the various elements of the tax reconciliation as a percentage of historical cost profit before taxation excluding exceptional items.

	Twelve months ended 31 March 2002		Twelve months ended 31 March 2001	
	£m	**%**	£m	%
UK corporation tax charge/rate	**161**	**30.0**	198	30.0
Permanent differences	**5**	**0.9**	10	1.5
	166	**30.9**	208	31.5
Effect of discounting deferred tax provision				
- Impact of change in discount rate	**(29)**	**(5.4)**	(41)	(6.2)
- Impact of discounting	**3**	**0.6**	4	0.6
Historical cost tax charge/effective rate excluding exceptional items	**140**	**26.1**	171	25.9
Tax credit on exceptional items	**(84)**		(7)	
Total tax charge/effective rate (i)	**56**	**24.6**	164	24.8

i) The total effective tax rate has been calculated by taking the total tax charge as a percentage of the profit before tax.

7. EARNINGS PER ORDINARY SHARE

The reconciliation of basic and adjusted earnings per ordinary share for the Group is given in the table below. Adjusted earnings per ordinary share figures have been calculated in order to reflect the underlying performance of Lattice Group.

FOR THE TWELVE MONTHS ENDED 31 MARCH

	2002 £m	**Pence per ordinary share**	2001 £m	Pence per ordinary share
Earnings – basic	**176**	**5.1**	496	14.3
Exceptional operating items (see note 4, page 21)	**413**	**11.9**	43	1.2
Exceptional non-operating items (see note 4, page 21)	**(104)**	**(3.0)**	(43)	(1.2)
Tax impact of exceptional items	**(84)**	**(2.5)**	(7)	(0.2)
Earnings excluding exceptional items	**401**	**11.5**	489	14.1

Notes

7. EARNINGS PER ORDINARY SHARE (Continued)

DILUTED EARNINGS PER ORDINARY SHARE

FOR THE TWELVE MONTHS ENDED 31 MARCH

	2002 £m	Pence per ordinary share	2001 £m	Pence per ordinary share
Earnings – basic	176	5.0	496	14.2
Exceptional operating items (see note 4, page 21)	413	11.7	43	1.2
Exceptional non-operating items (see note 4, page 21)	(104)	(2.9)	(43)	(1.2)
Tax impact of exceptional items	(84)	(2.4)	(7)	(0.2)
Earnings excluding exceptional items	401	11.4	489	14.0

Notes

8. TRANSCO REGULATORY FINANCIAL INFORMATION

Regulatory Fifth Year ended 31 March 2002

Actual volumes of gas transported were within the dead band in the business and domestic market and approximately 18% above the top of the dead band in the large user market.

At the end of March 2001, accumulated over-recovered formula revenue (the 'K-Factor') was £8m. At the end of March 2002, accumulated under-recovered formula revenue is estimated to be around £38m.

Transco's regulatory operating costs were £1,314m, against our interpretation of the MMC's projected level of £1,398m.

Transco's overall regulatory cash flow was £556m, £156m below our interpretation of the MMC's projected level of £712m. The reduction in regulatory cash flow in 2001/2 is mainly because of increased investment expenditure.

Transco's regulatory value was £13,289m at the end of March 2002 against our interpretation of the MMC's assumptions of £13,328m.

The regulatory return for 2001/2 is estimated to be 8.2%, compared to our interpretation of the MMC's projection of 6.5%. Excluding the recovery of K-factor from previous formula period, Transco's regulatory real rate of return for the full formula period to March 2002 is estimated to be 8.5% compared to our interpretation of the MMC's projections of 7%.

Transco's estimate of the regulatory value of its metering business assets at 31 March 2002 is between £1.4bn and £1.5bn. This value cannot be more precisely calculated at this time, as the principles have not been fully established for allocating tangible fixed assets classes used by both the transportation and metering businesses.

The new five-year regulatory period, which commenced on 1 April 2002, leaves Transco's regulatory value intact at some £13.3bn. For this period, Transco has been given a real pre-tax return of 6.25% for the transportation business and 7% capped for the metering business. Going forward, the new price control provides assurance on the value of transportation assets on which Transco is entitled to earn a regulatory return.

		Actual cumulative (i)	MMC cumulative (i)	Actual 2001/2	MMC 2001/2
Volumes (ii):					
– Business and domestic	TWh	3,274	3,227	657	655
– Large user	TWh	1,651	1,343	422	349
Regulatory operating costs (iii)	£m	6,573	7,036	1,314	1,398
Regulatory cash flow	£m	4,421	3,380	556	712
Regulatory value at 31 March	£m	13,289	13,328	13,289	13,328
Regulatory return excluding K from previous formula period	%	8.5	7.0	8.2	6.5

i) 1997/98, 1998/99, 1999/2000, 2000/1 and 2001/2 prices (ie money of the day).
ii) The split of 2001/2 actual volumes between business and domestic and large user is an estimate.
iii) 2001/2 regulatory operating costs exclude £50m of restructuring costs, which are not considered to be a deduction from regulatory return for the formula period to March 2002.

Enquiries

Enquiries relating to Lattice's results, business and financial position should be made to:

Investor Relations Department
Lattice Group plc
130 Jermyn Street
London
SW1Y 4UR

Telephone: 020 7389 3219

General enquiries about shareholder matters should be made to:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Telephone: 0870 241 3937

FINANCIAL CALENDAR 2002

Ex–dividend date for 2001 second interim dividend	15 May 2002
Record date for 2001 second interim dividend	17 May 2002
Payment of 2001 second interim dividend	14 June 2002
Annual General Meeting and proposed Extraordinary General Meeting	15 July 2002

Dividend Reinvestment Plan (DRIP) Mandate Forms must be received by the Registrar by 17 May 2002 to apply to the second interim dividend.

ADDITIONAL INFORMATION

Additional information regarding the split of these Lattice Group plc results is given on pages 26 to 28 inclusive.

CERTAIN FORWARD LOOKING STATEMENTS

This final results announcement includes 'forward looking information' within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. Certain statements in this final results announcement, including without limitation, those concerning (i) Transco's strategies, outlook and future growth; (ii) regulation, including the impact of regulatory developments in connection with Transco's next price control and the policy of the Health and Safety Executive on iron mains replacement; (iii) the future capacity of the National Transmission System; (iv) Transco's positioning to deliver its plans, including the unbundling of certain of its businesses to elsewhere in the Lattice Group; (v) expectations regarding prices; (vi) Transco's liquidity and capital resources and expenditure; and (vii) quantitative and qualitative disclosures about market risk, including the UK Government's review of energy policy, contain certain forward looking statements concerning our operations, economic performance and financial condition. Although we believe that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions; (ii) success of business and operating initiatives; (iii) changes in the regulatory environment and other government actions; (iv) fluctuations in exchange rates and (v) business risk management.

Analysis

ANALYSIS OF LATTICE GROUP CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT

The information presented below represents the split of the consolidated profit and loss account between Transco, Telecoms, Lattice Enterprises and Other corporate activities, including group items and pension credit.

TWELVE MONTHS ENDED 31 MARCH 2002

	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities, group items and pension credit £m	Lattice Group consolidated £m
Turnover - excluding share of JV					
– continuing operations	2,980	11	227	(89)	3,129
– acquisitions	-	11	11	2	24
	2,980	22	238	(87)	3,153
Operating costs					
– continuing operations	(2,136)	(317)	(215)	128	(2,540)
– acquisitions	-	(25)	(28)	15	(38)
Group operating profit/(loss)					
– continuing operations	844	(306)	12	39	589
– acquisitions	-	(14)	(17)	17	(14)
	844	(320)	(5)	56	575
Share of operating losses in JV excluding exceptional items	-	(17)	-	-	(17)
Share of exceptional operating items in JV	-	(48)	-	-	(48)
Total operating profit/(loss)					
– continuing operations	844	(371)	12	39	524
– acquisitions	-	(14)	(17)	17	(14)
	844	(385)	(5)	56	510
Gain on sale of shares by employee share plan	-	-	-	31	31
Profit/(loss) on disposal of other fixed assets	9	-	82	(18)	73
Profit/(loss) on ordinary activities	853	(385)	77	69	614
Net interest (payable)/receivable	(404)	9	(8)	17	(386)
Profit/(loss) on ordinary activities before taxation	449	(376)	69	86	228
Tax on profit/(loss) on ordinary activities	(110)	73	-	(19)	(56)
Profit/(loss) on ordinary activities after taxation	339	(303)	69	67	172
Loss on ordinary activities attributable to minority interests	-	-	4	-	4
Profit/(loss) for the financial period	339	(303)	73	67	176
Earnings/(loss) excluding exceptional items	399	(58)	6	54	401

Analysis

ANALYSIS OF LATTICE GROUP CONSOLIDATED HISTORICAL COST NET (LIABILITIES)/ASSETS

The information presented below represents the split of the consolidated net (liabilities)/assets between Transco, Telecoms, Lattice Enterprises and Other corporate activities, including group items and pension credit.

AS AT 31 MARCH 2002

	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities, group items and pension credit £m	Lattice Group consolidated £m
Fixed assets					
Intangible assets	-	(21)	15	-	(6)
Tangible assets	7,540	170	305	(17)	7,998
Investments in joint ventures	-	4	-	-	4
Other investments	-	4	5	-	9
	7,540	157	325	(17)	8,005
Current assets					
Stocks	34	7	27	-	68
Debtors: amounts falling due within one year	477	153	413	(665)	378
Debtors: amounts falling due after more than one year	-	45	58	(99)	4
Investments	22	163	1	48	234
Cash at bank and in hand	1	9	5	3	18
	534	377	504	(713)	702
Creditors: amounts falling due within one year	(1,923)	(395)	(276)	668	(1,926)
Net current (liabilities)/assets	(1,389)	(18)	228	(45)	(1,224)
Total assets less current liabilities	6,151	139	553	(62)	6,781
Creditors: amounts falling due after more than one year	(6,620)	(93)	(5)	55	(6,663)
Provisions for liabilities and charges	(786)	-	(224)	(13)	(1,023)
Net (liabilities)/assets	(1,255)	46	324	(20)	(905)
Net borrowings	(6,514)	98	(1)	359	(6,058)

Lattice Enterprises net assets principally comprise Advantica £32m, TLG Group £111m, Lattice Property £180m, Lattice Energy Services £(7)m and First Connect £13m.

RECONCILIATION OF TOTAL NET (LIABILITIES)/ASSETS — **TWELVE MONTHS ENDED 31 MARCH 2002**

	£m	£m	£m	£m	£m
Opening net (liabilities)/assets (as restated)	(1,317)	350	277	(29)	(719)
Profit/(loss) for the financial period	339	(303)	73	67	176
Dividends	(277)	-	-	(38)	(315)
Other recognised gains and losses	-	(7)	(50)	14	(43)
Shares issued	-	6	15	(21)	-
Transfer of subsidiary	-	-	13	(13)	-
Minority interest	-	-	(4)	-	(4)
Closing net (liabilities)/assets	(1,255)	46	324	(20)	(905)

Analysis

ANALYSIS OF LATTICE GROUP CONSOLIDATED CASH FLOW STATEMENT

The information presented below represents the split of the consolidated cash flow statement between Transco, Telecoms, Lattice Enterprises and Other corporate activities, including group items and pension credit.

TWELVE MONTHS ENDED 31 MARCH 2002

	Transco £m	Telecoms £m	Lattice Enterprises £m	Other corporate activities, group items and pension credit £m	Lattice Group consolidated £m
Historical cost Group operating profit/(loss)	844	(320)	(5)	56	575
Exceptional operating item	100	250	15	-	365
Historical cost depreciation	371	13	46	1	431
Amortisation	-	4	4	-	8
Provisions for liabilities and charges	1	-	1	(240)	(238)
(Increase)/decrease in working capital	(93)	45	14	(6)	(40)
Net cash inflow/(outflow) from operating activities before expenditure relating to exceptional items	1,223	(8)	75	(189)	1,101
Expenditure relating to exceptional items	(12)	-	(53)	-	(65)
Net cash inflow/(outflow) from operating activities	1,211	(8)	22	(189)	1,036
Net cash (outflow)/inflow from returns on investments and servicing of finance	(370)	(9)	3	29	(347)
Net cash (outflow)/inflow from taxation	(205)	12	(9)	(3)	(205)
Payments to acquire intangible fixed assets	-	(7)	-	-	(7)
Payments to acquire tangible fixed assets	(789)	(250)	(149)	(47)	(1,235)
Receipts from disposal of tangible fixed assets	32	-	152	(21)	163
Net investment in finance leases	-	-	(22)	30	8
Proceeds from sale of shares by employee share plan	-	-	-	50	50
Proceeds from disposal of fixed asset investment	-	-	2	-	2
Net cash (outflow)/inflow from capital expenditure and financial investment	(757)	(257)	(17)	12	(1,019)
Purchases of subsidiary undertakings	-	(7)	(18)	-	(25)
Cash balances acquired within subsidiary undertakings	-	9	(3)	3	9
Purchase of associated undertakings	-	(6)	-	-	(6)
Proceeds from sale of subsidiary undertakings	10	-	-	(10)	-
Overdrafts disposed of within subsidiary undertakings	3	-	-	(3)	-
Net cash (inflow)/outflow from acquisitions and disposals	13	(4)	(21)	(10)	(22)
Equity dividends paid	(160)	-	-	(89)	(249)
Net cash outflow before financing and the management of liquid resources	(268)	(266)	(22)	(250)	(806)
Net cash (outflow)/inflow from the management of liquid resources	(17)	(105)	(1)	134	11
Net cash outflow before financing activities	(285)	(371)	(23)	(116)	(795)
Net cash inflow/(outflow) from financing activities	248	378	26	111	763
Net (decrease)/increase in cash in the period	(37)	7	3	(5)	(32)

Three months ended 31 March

CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT

	Excluding exceptional items £m	Exceptional items £m	2002 £m	Excluding exceptional items £m	Exceptional items £m	2001 £m
Turnover (excluding share of JV) (i)						
– continuing operations	**819**	**-**	**819**	968	-	968
– acquisitions	**9**	**-**	**9**	-	-	-
	828	**-**	**828**	968	-	968
Operating costs						
– continuing operations	**(604)**	**(315)**	**(919)**	(504)	-	(504)
– acquisitions	**(20)**	**-**	**(20)**	-	-	-
Group operating profit/(loss) (i)						
– continuing operations	**215**	**(315)**	**(100)**	464	-	464
– acquisitions	**(11)**	**-**	**(11)**	-	-	-
	204	**(315)**	**(111)**	464	-	464
Share of operating losses in JV	**-**	**-**	**-**	(5)	-	(5)
Total operating profit/(loss) (i)						
– continuing operations	**215**	**(315)**	**(100)**	459	-	459
– acquisitions	**(11)**	**-**	**(11)**	-	-	-
Total operating profit (i)	**204**	**(315)**	**(111)**	459	-	459
Gain on sale of shares by employee share plan	**-**	**-**	**-**	-	19	19
Profit on disposal of other fixed assets	**-**	**1**	**1**	-	-	-
Profit on ordinary activities (i)	**204**	**(314)**	**(110)**	459	19	478
Net interest	**(101)**	**-**	**(101)**	(95)	-	(95)
Profit on ordinary activities before taxation (i)	**103**	**(314)**	**(211)**	364	19	383
Tax on profit on ordinary activities	**(27)**	**79**	**52**	(95)	-	(95)
Profit on ordinary activities after taxation	**76**	**(235)**	**(159)**	269	19	288
Loss on ordinary activities attributable to minority interests	**2**	**-**	**2**	-	-	-
Profit for the financial period	**78**	**(235)**	**(157)**	269	19	288
Earnings per ordinary share	**2.2p**	**(6.7)p**	**(4.5)p**	7.8p	0.5p	8.3p
Earnings per ordinary share excluding additional NTS entry capacity auction turnover	**4.5p**	**(6.7)p**	**(2.2)p**	7.8p	0.5p	8.3p

i) The impact of NTS entry capacity auction turnover and subsequent price reductions is to reduce turnover and operating profit for the three months ended 31 March 2002 by £113m (2001 £nil).

SEGMENTAL ANALYSIS

FOR THE THREE MONTHS ENDED 31 MARCH

	Turnover		Historical cost profit/(loss) on ordinary activities	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Transco	**787**	942	**176**	455
Telecoms	**11**	-	**(279)**	(17)
Lattice Enterprises	**47**	48	**(20)**	4
Other corporate activities (i)	**3**	2	**2**	22
Pension credit	**-**	-	**8**	18
Less: intra-group items	**(20)**	(24)	**3**	(4)
	828	968	**(110)**	478

i) Profit on ordinary activities for the three months ended 31 March 2001 includes an exceptional gain on sale of shares by an employee share plan of £19m.

The share of turnover in the JV for the three months ended 31 March 2002 was £nil (2001 £3m).

FOR THE THREE MONTHS ENDED 31 MARCH

	Total operating profit/(loss)						
	Excluding exceptional items 2002 £m	**Additional capacity auction turnover 2002 £m**	**Exceptional items 2002 £m**	**Total operating profit/(loss) 2002 £m**	Excluding exceptional items 2001 £m	Exceptional items 2001 £m	Total operating profit /(loss) 2001 £m
Historical cost							
– Transco	**344**	**(113)**	**(50)**	**181**	454	-	454
– Telecoms	**(29)**	**-**	**(250)**	**(279)**	(17)	-	(17)
– Lattice Enterprises	**(12)**	**-**	**(15)**	**(27)**	1	-	1
– Other corporate activities	**2**	**-**	**-**	**2**	3	-	3
– Pension credit	**8**	**-**	**-**	**8**	18	-	18
– Intra-group items	**4**	**-**	**-**	**4**	-	-	-
	317	**(113)**	**(315)**	**(111)**	459	-	459

Three months ended 31 March

FOR THE THREE MONTHS ENDED 31 MARCH

	Earnings before interest, tax, depreciation and amortisation (i)	
	2002	2001
	£m	£m
Transco	**329**	547
Telecoms	**(16)**	(12)
Lattice Enterprises	**2**	9
Other corporate activities	**2**	3
Pension credit	**8**	18
Intra-group items	**4**	-
	329	565

i) Excludes exceptional items and share of operating losses in JV.

Supplementary Information – Six month periods

CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT

	Notes	31 March 2002 Excluding exceptional items £m	31 March 2002 Exceptional items (i) £m	31 March 2002 £m	30 September 2001 Excluding exceptional items £m	30 September 2001 Exceptional items (i) £m	30 September 2001 £m
Turnover (excluding share of JV) (ii)							
– continuing operations		1,630	-	1,630	1,499	-	1,499
– acquisitions		19	-	19	5	-	5
	1	1,649	-	1,649	1,504	-	1,504
Operating costs							
– continuing operations		(1,169)	(365)	(1,534)	(1,006)	-	(1,006)
– acquisitions		(33)	-	(33)	(5)	-	(5)
Group operating profit/(loss) (ii)							
– continuing operations		461	(365)	96	493	-	493
– acquisitions		(14)	-	(14)	-	-	-
	1	447	(365)	82	493	-	493
Share of operating losses in JV		(1)	(32)	(33)	(16)	(16)	(32)
Total operating profit/(loss) (ii)							
– continuing operations		460	(397)	63	477	(16)	461
– acquisitions		(14)	-	(14)	-	-	-
Total operating profit (ii)	1	446	(397)	49	477	(16)	461
Gain on sale of shares by employee share plan		-	-	-	-	31	31
Profit on disposal of other fixed assets		-	42	42	-	31	31
Profit on ordinary activities		446	(355)	91	477	46	523
Net interest	3	(197)	-	(197)	(189)	-	(189)
Profit on ordinary activities before taxation (ii)		249	(355)	(106)	288	46	334
Tax on profit on ordinary activities	4	(65)	91	26	(75)	(7)	(82)
Profit on ordinary activities after taxation		184	(264)	(80)	213	39	252
Loss on ordinary activities attributable to minority interests		3	-	3	1	-	1
Profit for the financial period		187	(264)	(77)	214	39	253
Profit for the financial period excluding additional NTS entry capacity auction turnover		339	(264)	75	41	39	80
Earnings per ordinary share (iii)		5.4p	(7.6)p	(2.2)p	6.2p	1.1p	7.3p
Earnings per ordinary share excluding additional NTS entry capacity auction turnover (iii)		9.7p	(7.6)p	2.1p	1.2p	1.1p	2.3p

i) For information on exceptional items see note 2, page 40.

ii) The impact of the additional NTS entry capacity auction turnover and subsequent price reductions is to reduce turnover and operating profit for the six months ended 31 March 2002 by £217m and to increase turnover and operating profit for the six months ended 30 September 2001 by £247m.

iii) Earnings per ordinary share on a diluted basis are calculated in note 5, page 42.

Supplementary Information – Six month periods

CONSOLIDATED STATEMENT OF TOTAL HISTORICAL COST RECOGNISED GAINS AND LOSSES

	Six months ended 31 March 2002	Six months ended 30 September 2001
	£m	£m
Profit for the financial period	**(77)**	253
Reduction in revaluation reserve on reclassification of investment properties	**(50)**	-
Unrealised gain on transfer of assets to a joint venture	**5**	6
Taxation	**(4)**	-
Total recognised gains and losses for the financial period	**(126)**	259

Supplementary Information – Six month periods

SUMMARY CONSOLIDATED HISTORICAL COST BALANCE SHEET

	As at 30 September 2001 £m
Fixed assets	
Intangible assets:	
Goodwill and other	16
Negative goodwill	-
Net goodwill and other	16
Tangible assets	7,994
Investments in joint ventures	30
Other investments	10
	8,050
Current assets	
Stocks	67
Debtors: amounts falling due within one year	466
Debtors: amounts falling due after more than one year	11
Investments	300
Cash at bank and in hand	15
	859
Creditors: amounts falling due within one year	(1,853)
Net current liabilities	(994)
Total assets less current liabilities	7,056
Creditors: amounts falling due after more than one year	(6,365)
Provisions for liabilities and charges	(1,278)
	(587)
Capital and reserves	
Called up equity share capital	353
Other reserves	(5,716)
Revaluation reserve	50
Profit and loss account	4,770
Joint ventures and associated undertakings	(43)
Lattice Group shareholders' deficit	(586)
Minority interests	(1)
Total shareholders' deficit	(587)

Supplementary Information – Six month periods

MOVEMENT IN CONSOLIDATED HISTORICAL COST LATTICE GROUP SHAREHOLDERS' FUNDS

	Six months ended 31 March 2002	Six months ended 30 September 2001
	£m	£m
Profit for the financial period	**(77)**	253
Dividends	**(189)**	(126)
Other recognised gains and losses for the financial period	**(49)**	6
Net movement in Lattice Group shareholders' funds for the financial period	**(315)**	133
Lattice Group shareholders' funds as at the beginning of the period	**(586)**	(719)
Lattice Group shareholders' funds as at the end of the period	**(901)**	(586)

Supplementary Information – Six month periods

CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 March 2002 £m	Six months ended 30 September 2001 £m
Historical cost Group operating profit	82	493
Exceptional operating items (note 2, page 40)	365	-
Historical cost depreciation	221	210
Amortisation	7	1
Provisions for liabilities and charges	(216)	(22)
Decrease/(increase) in working capital	134	(174)
Net cash inflow from operating activities excluding exceptional items	**593**	508
Expenditure relating to exceptional items	(43)	(22)
Net cash inflow from operating activities (i) (ii)	**550**	486
Net cash outflow from returns on investments and servicing of finance (i)	**(183)**	(164)
Net cash outflow from taxation (i)	**(115)**	(90)
Payments to acquire intangible fixed assets	(7)	-
Payments to acquire tangible fixed assets	(616)	(619)
Receipts from disposal of tangible fixed assets	87	76
Net investment in finance leases	9	(1)
Proceeds from sale of shares by employee share plan	-	50
Proceeds from disposal of fixed asset investments	-	2
Net cash outflow from capital expenditure and financial investment (i)	**(527)**	(492)
Purchases of subsidiary undertakings	(7)	(18)
Cash balances acquired with subsidiary undertakings	9	-
Purchase of associated undertakings	-	(6)
Net cash outflow from acquisitions and disposals (i)	**2**	(24)
Equity dividends paid	(126)	(123)
Net cash outflow before financing and the management of liquid resources	**(399)**	(407)
Net cash inflow/(outflow) from the management of liquid resources	**69**	(58)
Net cash outflow before financing activities	**(330)**	(465)
Net increase in borrowings	297	473
Repayment of finance leases	(2)	(5)
Net cash inflow from financing activities (i)	**295**	468
Net (decrease)/increase in cash in the period (i)	**(35)**	3
Opening cash balance	6	3
Closing cash balance (iv)	**(29)**	6

i) Subsidiary undertakings acquired in the six months ended 31 March 2002 contributed to Group cash flows as follows: net inflow from operating activities £10m, net returns on investments and servicing of finance £(2)m, taxation £nil, capital expenditure £(25)m, disposals £9m, financing £16m, net cash increase £8m; Subsidiary undertakings acquired in the six months ended 30 September 2001 contributed to Group cash flows as follows: Net inflow from operating activities £1m, net returns on investments and servicing of finance £nil, taxation £nil, acquisitions and disposals £nil, financing £nil, net cash increase £1m.

ii) The impact of NTS entry capacity turnover is to decrease cash inflow from operating activities by £152m for the six months ended 31 March 2002 and to increase cash inflow by £218m for the six months ended 30 September 2001.

iii) Represents movement in intercompany balances with BG Group companies.

iv) Closing cash represents cash at bank and in hand of £18m (September 2001 £15m) offset by bank overdrafts of £47m (September 2001 £9m).

Supplementary Information - Six month periods

RECONCILIATION OF NET BORROWINGS

	Six months ended 31 March 2002 £m	Six months ended 30 September 2001 £m
Net borrowings at beginning of period	**(5,598)**	(5,187)
Net (decrease)/increase in cash in the period	**(35)**	3
Cash (inflow)/outflow from the management of liquid resources	**(69)**	58
Cash outflow/(inflow) from short-term borrowings	**377**	(70)
Cash inflow from long-term borrowings	**(674)**	(403)
Net increase in borrowings	**(297)**	(473)
Repayment of finance leases	**2**	5
Acquisition of subsidiary undertakings	**(56)**	-
Debt issue expenses	**-**	(1)
Accretion of interest	**(5)**	(3)
Net borrowings at end of period (i)	**(6,058)**	(5,598)

i) Net borrowings comprise:

	As at 30 September 2001 £m
Cash at bank and in hand	15
Current asset investments	300
Short-term borrowings	(447)
Long-term borrowings	(5,466)
Net borrowings	(5,598)

GROUP ANALYSIS OF NET BORROWINGS

	As at 30 September 2001 £m
Transco plc (ring-fenced)	(4,882)
Transco Holdings plc	(1,386)
Total Transco	(6,268)
Telecoms	45
Lattice Enterprises	-
Other corporate activities and group items	625
Net borrowings	(5,598)

Supplementary Information - Six month periods

1. SEGMENTAL ANALYSIS

FOR THE SIX MONTHS ENDED

	Turnover 31 March 2002 £m	Turnover 30 September 2001 £m	Historical cost profit/(loss) on ordinary activities 31 March 2002 £m	Historical cost profit/(loss) on ordinary activities 30 September 2001 £m
Transco	**1,557**	1,423	**399**	454
Telecoms	**22**	-	**(330)**	(55)
Lattice Enterprises	**117**	121	**24**	53
Other corporate activities	**1**	11	**1**	38
Pension credit	**-**	-	**(4)**	42
Less: intra-group items	**(48)**	(51)	**1**	(9)
	1,649	1,504	**91**	523

The share of turnover in the JV for the six months ended 31 March 2002 was £1m and 30 September 2001 was £7m.

FOR THE SIX MONTHS ENDED

	Total operating profit 31 March: Excluding additional capacity auction turnover and exceptional items 2002 £m	Additional NTS entry capacity auction turnover 2002 £m	Exceptional items (i) 2002 £m	Total operating profit 2002 £m	Total operating profit 30 September: Excluding additional capacity auction turnover and exceptional items 2001 £m	Additional NTS entry capacity auction turnover 2001 £m	Exceptional items (i) 2001 £m	Total operating profit 2001 £m
Historical cost:								
– Transco	**715**	**(217)**	**(100)**	**398**	199	247	-	446
– Telecoms	**(48)**	**-**	**(282)**	**(330)**	(39)	-	(16)	(55)
– Lattice Enterprises	**(8)**	**-**	**(15)**	**(23)**	18	-	-	18
– Other corporate activities	**1**	**-**	**-**	**1**	7	-	-	7
– Pension credit	**(4)**	**-**	**-**	**(4)**	42	-	-	42
– Intra-group items	**7**	**-**	**-**	**7**	3	-	-	3
	663	**(217)**	**(397)**	**49**	230	247	(16)	461

i) See note 2, page 40.

Supplementary Information - Six month periods

1. SEGMENTAL ANALYSIS (Continued)

FOR THE SIX MONTHS ENDED

	Earnings before interest, tax, depreciation and amortisation (i) 31 March 2002 £m	30 September 2001 £m
Transco	**684**	631
Telecoms	**(30)**	(22)
Lattice Enterprises	**16**	43
Other corporate activities	**2**	7
Pension credit	**(4)**	42
Intra-group items	**7**	3
	675	704

i) Excludes exceptional items and share of operating losses in JV.

Segmental net (liabilities)/assets figures below include intercompany balances between segments.

NET (LIABILITIES)/ASSETS

	As at 30 September 2001 £m
Transco	5,881
Net borrowings, net interest, tax and dividends	(7,107)
	(1,226)
Telecoms	264
Net borrowings, net interest, tax and dividends	47
	311
Lattice Enterprises	365
Net borrowings, net interest, tax and dividends	(30)
	335
Other corporate activities	(325)
Net borrowings, net interest, tax and dividends	571
	246
Pension provision	(253)
Net liabilities	(587)

Supplementary Information - Six month periods

2. EXCEPTIONAL ITEMS

FOR THE SIX MONTHS ENDED

	31 March 2002 £m	30 September 2001 £m
Exceptional operating items:		
Restructuring costs (i)	(65)	-
Impairment of fixed assets (ii)	(300)	-
Share of exceptional operating items of joint venture (iii)	(32)	(16)
	(397)	(16)
Exceptional non-operating items		
Gain on sale of shares by an employee share plan (iv)	-	31
Profit on disposal of fixed assets	42	31
	42	62

i) Primarily represents redundancy costs in Transco (£50m) and Advantica (£15m).
ii) During the six months ended 31 March 2002 a review of the carrying value of LNG storage assets and the 186k network resulted in an impairment loss of £50m and £250m respectively (six months ended 30 September 2001 £nil).
iii) Represents the write-down of goodwill arising on prior year acquisitions, principally Aerial Group Ltd, by SST in the six months ended 31 March 2002 and the write-off of an investment in Sofrer SA, a French tower construction company held by SST in the six months ended 30 September 2001.
iv) Represents the sale of shares by an employee share plan, being cash received of £50m less net book value of £19m.

3. NET INTEREST

FOR THE SIX MONTHS ENDED

	31 March 2002 £m	30 September 2001 £m
Net interest payable on net debt	(186)	(174)
Interest payable on transportation prepayment	(7)	(13)
Finance lease expense	(1)	-
	(194)	(187)
Add: unwinding of discount on environmental cost provision	(8)	(9)
Less: capitalised interest	5	8
Net interest payable:		
Group	(197)	(188)
Joint venture	-	(1)
Total net interest	(197)	(189)

Supplementary Information - Six month periods

4. TAXATION

The Group taxation (credit)/charge for the six months ended 31 March 2002 was £(26)m and £82m for the six months ended 30 September 2001.

As a result of the implementation of FRS 19 'Deferred Tax', during the fifteen months ended 31 March 2002, the tax charge has decreased by £79m for the six months ended 31 March 2002 and increased by £3m for the six months ended 30 September 2001.

	Six months ended 31 March 2002		Six months ended 30 September 2001	
	£m	**%**	£m	%
UK corporation tax charge/rate	**75**	**30.0**	86	30.0
Permanent differences	**2**	**0.8**	3	1.0
	77	**30.8**	89	31.0
Effect of discounting deferred tax provision				
- Impact of change in discount rate	**(13)**	**(5.2)**	(16)	(5.6)
- Impact of discounting	**1**	**0.5**	2	0.6
Historical cost tax charge/effective rate excluding exceptional items	**65**	**26.1**	75	26.0
Tax charge on exceptional items	**(91)**		7	
Total tax (credit)/charge/effective rate (i)	**(26)**	**24.5**	82	24.6

i) The total effective tax rate has been calculated by taking the total tax charge as a percentage of the profit before tax.

Supplementary Information - Six month periods

5. EARNINGS PER ORDINARY SHARE

The reconciliation of basic and adjusted earnings per ordinary share for the Group is given in the table below. Adjusted earnings per ordinary share figures have been calculated in order to reflect the underlying performance of Lattice Group.

FOR THE SIX MONTHS ENDED

	31 March 2002 £m	31 March 2002 Pence per ordinary share	30 September 2001 £m	30 September 2001 Pence per ordinary share
Earnings – basic	**(77)**	**(2.2)**	253	7.3
Exceptional operating items (see note 2, page 40)	**397**	**11.4**	16	0.5
Exceptional non-operating items (see note 2, page 40)	**(42)**	**(1.2)**	(62)	(1.8)
Tax impact of exceptional items	**(91)**	**(2.6)**	7	0.2
Earnings excluding exceptional items	**187**	**5.4**	214	6.2
Additional NTS entry capacity auction turnover	**217**	**6.2**	(247)	(7.1)
Tax impact of additional NTS entry capacity auction turnover	**(65)**	**(1.9)**	74	2.1
Earnings excluding exceptional items and additional NTS entry capacity auction turnover impact	**339**	**9.7**	41	1.2

DILUTED EARNINGS PER ORDINARY SHARE

	31 March 2002 £m	31 March 2002 Pence per ordinary share	30 September 2001 £m	30 September 2001 Pence per ordinary share
Earnings – basic	**(77)**	**(2.2)**	253	7.2
Exceptional operating items (see note 2, page 40)	**397**	**11.3**	16	0.5
Exceptional non-operating items (see note 2, page 40)	**(42)**	**(1.2)**	(62)	(1.8)
Tax impact of exceptional items	**(91)**	**(2.6)**	7	0.2
Earnings excluding exceptional items	**187**	**5.3**	214	6.1
Additional NTS entry capacity auction turnover	**217**	**6.1**	(247)	(7.0)
Tax impact of additional NTS entry capacity auction turnover	**(65)**	**(1.8)**	74	2.1
Earnings excluding exceptional items and additional NTS entry capacity auction turnover impact	**339**	**9.6**	41	1.2

INDEPENDENT REVIEW REPORT TO LATTICE GROUP PLC ON THE PRELIMINARY FINANCIAL INFORMATION FOR THE FIFTEEN MONTHS ENDED 31 MARCH 2002

Introduction

We have been instructed by the Company to review the preliminary financial information which comprises summarised profit and loss account, statement of total recognised gains and losses, summarised cash flow statement, comparative figures and associated notes for the fifteen months ended 31 March 2002 and summarised balance sheet information as at 31 March 2002. We have read the other information contained in the preliminary announcement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The preliminary announcement, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the preliminary announcement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the preliminary announcement should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the fifteen months ended 31 March 2002.

PricewaterhouseCoopers
Chartered Accountants
London

14 May 2002

a) The maintenance and integrity of the Lattice Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the preliminary financial information since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CONSOLIDATED HISTORICAL COST PROFIT AND LOSS ACCOUNT

	Notes	Fifteen months ended 31 March			Twelve months ended 31 December		
		Excluding exceptional items £m	Exceptional items (i) £m	2002 £m	Excluding exceptional items (as restated) (ii) £m	Exceptional items (as restated) (i) (ii) £m	2000 (as restated) (ii) £m
Turnover (excluding share of JV)							
– continuing operations		4,097	-	4,097	3,087	-	3,087
– acquisitions		24	-	24	-	-	-
	1	4,121	-	4,121	3,087	-	3,087
Operating costs							
– continuing operations		(2,679)	(365)	(3,044)	(1,905)	(43)	(1,948)
– acquisitions		(38)	-	(38)	-	-	-
Group operating profit/(loss)							
– continuing operations		1,418	(365)	1,053	1,182	(43)	1,139
– acquisitions		(14)	-	(14)	-	-	-
		1,404	(365)	1,039	1,182	(43)	1,139
Share of operating losses in JV		(22)	(48)	(70)	(4)	-	(4)
Total operating profit/(loss)							
– continuing operations		1,396	(413)	983	1,178	(43)	1,135
– acquisitions		(14)	-	(14)	-	-	-
Total operating profit	1	1,382	(413)	969	1,178	(43)	1,135
Gain on sale of shares by employee share plan		-	50	50	-	-	-
Profit on disposal of other fixed assets		-	73	73	-	25	25
Profit on ordinary activities	1	1,382	(290)	1,092	1,178	(18)	1,160
Net interest		(481)	-	(481)	(444)	-	(444)
Profit on ordinary activities before taxation		901	(290)	611	734	(18)	716
Tax on profit on ordinary activities		(235)	84	(151)	(187)	8	(179)
Profit on ordinary activities after taxation		666	(206)	460	547	(10)	537
Loss on ordinary activities attributable to minority interests		4	-	4	-	-	-
Profit for the financial period		670	(206)	464	547	(10)	537
Earnings per ordinary share		19.3p	(6.0)p	13.3p	15.8p	(0.3)p	15.5p
Dividend per ordinary share (iii)							
– paid				3.6p			3.5p
– proposed (including 1.8p in 2001/2002 to reflect additional three months following year-end change)				5.4p			3.5p

i) For more information on exceptional items see note 2, page 51
ii) The 2000 figures have been restated to show comparative *information* using the historical cost accounting convention and in accordance with FRS 19.
iii) The 2000 dividend per ordinary share includes 3.5p in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

CONSOLIDATED STATEMENT OF TOTAL HISTORICAL COST RECOGNISED GAINS AND LOSSES

	Fifteen months ended 31 March 2002	Twelve months ended 31 December 2000 (as restated) (i)
	£m	£m
Profit for the financial period	**464**	537
Reduction in revaluation reserve on reclassification of investment properties	**(50)**	-
Unrealised gain on transfer of assets to a joint venture	**16**	14
Taxation	**(4)**	-
Total recognised gains and losses for the financial period	**426**	551
Prior year adjustment (i)	**(7,279)**	-
Total recognised gains and losses	**(6,853)**	551

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost profit for the fifteen months would have been £243m (twelve months 2000 £402m). FRS 19 has increased profit for the fifteen months by £71m (twelve months 2000 £19m).

The change from the modified historical cost accounting convention has reduced net assets by £6,018m (2000 £6,609m) and the implementation of FRS 19 has reduced net assets by £599m (2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (2000 £7,279m).

SUMMARY CONSOLIDATED HISTORICAL COST BALANCE SHEET

	Notes	As at 31 March 2002 £m	As at 31 December 2000 (as restated) (i) £m
Fixed assets			
Intangible assets:			
Goodwill and other		31	-
Negative goodwill		(37)	-
Net goodwill and other		(6)	-
Tangible assets		7,998	7,448
Investments in joint ventures		4	62
Other investments		9	10
		8,005	7,520
Current assets			
Stocks		68	41
Debtors: amounts falling due within one year		378	638
Debtors: amounts falling due after more than one year		4	10
Investments		234	223
Cash at bank and in hand		18	7
		702	919
Creditors: amounts falling due within one year		(1,926)	(2,398)
Net current liabilities		(1,224)	(1,479)
Total assets less current liabilities		6,781	6,041
Creditors: amounts falling due after more than one year		(6,663)	(5,735)
Provisions for liabilities and charges		(1,023)	(1,318)
	1	(905)	(1,012)
Capital and reserves			
Called up equity share capital		353	353
Other reserves		(5,719)	(5,731)
Revaluation reserve		-	50
Profit and loss account		4,468	4,322
Joint ventures and associated undertakings		(3)	(6)
Lattice Group shareholders' deficit		(901)	(1,012)
Minority interests		(4)	-
Total shareholders' deficit (ii)		(905)	(1,012)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19.

ii) The change from the modified historical cost accounting convention has reduced net assets by £6,018m as at 31 March 2002 (31 December 2000 £6,609m) the implementation of FRS 19 has reduced net assets by £599m as at 31 March 2002 (31 December 2000 £670m), giving a cumulative impact of change in accounting policies of reducing net assets by £6,617m (31 December 2000 £7,279m).

MOVEMENT IN CONSOLIDATED HISTORICAL COST LATTICE GROUP SHAREHOLDERS' FUNDS

	Fifteen months ended 31 March 2002 £m	Twelve months ended 31 December 2000 (as restated) (i) £m
Profit for the financial period	**464**	537
Dividends (ii)	**(315)**	(246)
Other recognised gains and losses for the financial period	**(38)**	14
Contribution to sharesave trust (iii)	**-**	45
Funding movements with BG Group	**-**	26
Net movement in Lattice Group shareholders' funds for the financial period	**111**	376
Lattice Group shareholders' funds as at the beginning of the period (originally £6,267m before the prior year adjustment of £(7,279)m)	**(1,012)**	(1,388)
Lattice Group shareholders' funds as at the end of the financial period	**(901)**	(1,012)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19.

ii) The 2000 dividend includes £123m in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

iii) Represents contribution by BG Group plc to the Transco plc sharesave trust as part of the demerger arrangements.

iv) The negative Lattice Group shareholders' funds reflect the move to historical cost accounting and the introduction of FRS 19. If the accounts had been prepared on a modified historical cost basis, the modified historical cost Lattice Group shareholders' funds would have been £5,117m (2000 £5,597m). FRS 19 reduced shareholders' funds by £599m (2000 £670m).

CONSOLIDATED CASH FLOW STATEMENT

	Fifteen months ended 31 March 2002 £m	Twelve months ended 31 December 2000 (as restated) (i) £m
Historical cost Group operating profit	1,039	1,139
Exceptional operating items (note 2, page 51)	365	-
Historical cost depreciation	531	379
Amortisation	9	-
Provisions for liabilities and charges	(250)	(85)
Decrease in working capital	544	109
Net cash inflow from operating activities excluding exceptional items	2,238	1,542
Expenditure relating to exceptional items	(74)	(36)
Net cash inflow from operating activities (ii)	**2,164**	1,506
Net cash outflow from returns on investments and servicing of finance (ii)	**(398)**	(444)
Net cash outflow from taxation (ii)	**(248)**	(202)
Payments to acquire intangible assets	(7)	-
Payments to acquire tangible fixed assets	(1,488)	(753)
Receipts from disposal of tangible fixed assets	179	120
Net investment in finance leases	8	5
Proceeds from sale of shares by employee share plan	78	-
Purchase of fixed asset investments	-	(5)
Proceeds from disposal of fixed asset investments	2	-
Net cash outflow from capital expenditure and financial investment	**(1,228)**	(633)
Purchases of subsidiary undertakings	(25)	(5)
Cash balances acquired with subsidiary undertakings	9	-
Purchase of associated undertakings	(6)	-
Net cash outflow from acquisitions and disposals	**(22)**	(5)
Equity dividends paid (iii)	(249)	(123)
Net cash inflow before financing and the management of liquid resources	**19**	99
Net cash (outflow)/inflow from the management of liquid resources	**(11)**	198
Net cash inflow before financing activities	**8**	297
Funding movements with BG Group (iv)	-	505
Net decrease in borrowings	(26)	(793)
Repayment of finance leases	(10)	(9)
Net cash outflow from financing activities	**(36)**	(297)
Net decrease in cash in the period	**(28)**	-
Opening cash balance	(1)	(1)
Closing cash balance (v)	**(29)**	(1)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention.

ii) Subsidiary undertakings acquired in the fifteen months to 31 March 2002 contributed to Group cash flows as follows: *Net operating cash flows* £13m; *net returns on investments and servicing of finance* £(2)m; taxation £nil; capital expenditure £(26)m; disposals £10m, financing £16m, net cash increase £11m.

iii) Equity dividends paid in 2000 represent a dividend paid to BG Group plc in respect of the Lattice Group contribution to the BG Group plc 2000 interim dividend.

iv) Represents movement in intercompany balances with BG Group companies.

v) Closing cash comprises cash at bank and in hand of £18m (2000 £7m) offset by bank overdrafts of £47m (2000 £8m).

Statutory Reporting Periods

1. SEGMENTAL ANALYSIS

	Turnover		Historical cost profit/(loss) on ordinary activities	
	For the fifteen months ended 31 March 2002	For the twelve months ended 31 December 2000 (as restated) (i)	**For the fifteen months ended 31 March 2002**	For the twelve months ended 31 December 2000 (as restated) (i)
	£m	£m	**£m**	£m
Transco	**3,922**	2,975	**1,308**	1,068
Telecoms	**22**	-	**(402)**	(26)
Lattice Enterprises	**286**	203	**81**	63
Other corporate activities (i)	**14**	8	**61**	(12)
Pension credit	**-**	-	**56**	90
Less: intra-group items	**(123)**	(99)	**(12)**	(23)
	4,121	3,087	**1,092**	1,160

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention.

ii) Profit on ordinary activities in 2001/2002 includes an exceptional gain on sale of shares by an employee share plan of £50m.

The share of turnover in the JV for the fifteen months ended 31 March 2002 was £11m (twelve months ended 31 December 2000 £5m).

		Total operating profit For the fifteen months ended 31 March			Total operating profit For the twelve months ended 31 December		
		Excluding exceptional items 2002	**Exceptional items (i) 2002**	**Total operating profit 2002**	Excluding exceptional items 2000 (as restated) (ii)	Exceptional items 2000 (as restated) (ii)	Total operating profit 2000 (as restated) (ii)
	Notes	**£m**	**£m**	**£m**	£m	£m	£m
Historical cost							
– Transco		**1,398**	**(100)**	**1,298**	1,124	(41)	1,083
– Telecoms		**(104)**	**(298)**	**(402)**	(26)	-	(26)
– Lattice Enterprises		**11**	**(15)**	**(4)**	1	-	1
– Other corporate activities		**11**	**-**	**11**	(11)	(2)	(13)
– Pension credit		**56**	**-**	**56**	90	-	90
– Intra-group items		**10**	**-**	**10**	-	-	-
		1,382	**(413)**	**969**	1,178	(43)	1,135

i) See note 2, page 51.

ii) The 2000 figures have been restated to show comparative information using the historical cost accounting convention.

1. SEGMENTAL ANALYSIS (Continued)

	Earnings before interest, tax, depreciation and amortisation (i) For the fifteen months ended 31 March 2002 £m	For the twelve months ended 31 December 2000 £m
Transco	**1.862**	1.456
Telecoms	**(64)**	(22)
Lattice Enterprises	**68**	40
Other corporate activities	**12**	(3)
Pension credit	**56**	90
Intra-group items	**10**	-
	1,944	1,561

i) Excludes exceptional items and share of operating losses in JV.

Segmental net (liabilities)/assets figures below include intercompany balances between segments.

NET ASSETS

	As at 31 March 2002 £m	As at 31 December 2000 (as restated) (i) £m
Transco	**5.964**	6.021
Net borrowings, net interest, tax and dividends	**(7,219)**	(7,595)
	(1,255)	(1,574)
Telecoms	**(101)**	360
Net borrowings, net interest, tax and dividends	**147**	(5)
	46	355
Lattice Enterprises	**328**	313
Net borrowings, net interest, tax and dividends	**(4)**	(37)
	324	276
Other corporate activities	**(175)**	(600)
Net borrowings, net interest, tax and dividends	**180**	819
	5	219
Pension provision	**(25)**	(288)
Net liabilities	**(905)**	(1,012)

i) The 2000 figures have been restated to show comparative information using the historical cost accounting convention and in accordance with FRS 19.

2. EXCEPTIONAL ITEMS

	For the fifteen months ended 31 March 2002 £m	For the twelve months ended 31 December 2000 £m
Exceptional operating items:		
Restructuring costs (i)	(65)	-
Impairment of fixed assets (ii)	(300)	-
Share of exceptional operating items in joint venture (iii)	(48)	-
Demerger costs (iv)	-	(43)
	(413)	(43)
Exceptional non-operating items:		
Gain on sale of shares by an employee share plan (v)	50	-
Profit on disposal of fixed assets	73	25
	123	25

i) Primarily represents redundancy costs in Transco (£50m) and in Advantica (£15m).

ii) During the fifteen months ended 31 March 2002 a review of the carrying value of LNG storage assets and the 186k network resulted in impairment loss of £50m and £250m respectively (twelve months ended 31 December 2000 £nil).

iii) Represents the write-off of an investment in Sofrer SA, a French tower construction company held by SST (£16m) and write-down of goodwill arising on acquisitions, principally Aerial Group Ltd, by SST (£32m).

iv) These charges arose in the year ended 31 December 2000 as a direct result of the demerger of Lattice Group from BG Group. No such costs have been incurred during the fifteen months ended 31 March 2002.

v) Represents the sale of shares by an employee share plan, being cash received of £78m less net book value of £28m.